Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

Exhibit 10.12

NONEXCLUSIVE LICENSE AGREEMENT

FACTOR IX VECTOR PRODUCTION TECHNOLOGY

THIS AGREEMENT is entered into as of 24 March 2017 (the “Effective Date”) by and between St. Jude Children’s Research Hospital, a Tennessee not for profit corporation having a place of business at 262 Danny Thomas Place, Memphis, Tennessee 38105 (hereinafter “St. Jude”) and Freeline Therapeutics Limited, a limited liability company having a place of business at 215 Euston Road, London NW1 2BE (hereinafter “Licensee”).

WITNESSETH THAT:

WHEREAS, St. Jude is the owner of Patent Rights and FIX Know-How as later defined herein; and

WHEREAS, St. Jude wishes to have the Patent Rights and FIX Know-How further developed and marketed at the earliest possible time in order that products resulting therefrom may be available for public use and benefit; and

WHEREAS, Licensee wishes to enter into an agreement to obtain a license to the Patent Rights and FIX Know-How from St. Jude in order to practice the invention claimed therein and to make, use and sell in the commercial market the products made in accordance therewith; and

WHEREAS, St. Jude is willing to grant such a license to Licensee under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, St. Jude and Licensee hereby agree as follows:

ARTICLE I - DEFINITIONS

1.01.     “AAV Product” shall mean an adeno-associated viral vector the manufacture of which uses FIX Know-How and/or would, were it not for this Agreement, infringe at least one Valid Claim of Patent Rights.

1.02.     “Affiliate” shall mean any legal entity that controls, is controlled by, or is placed under the same control as Licensee. For the purposes of this definition, the term “control” means beneficial ownership of at least fifty percent (50%) of the voting or income interest of a legal entity.

1.03.     “Confidential Information” shall mean any confidential or proprietary information furnished by one party (the “Disclosing Party”) to the other party (the “Receiving Party”) in connection with this Agreement.

1.04.     “FIX Product” shall mean an AAV Product specifically designed for delivering Factor IX to patients.

1.05.     “Intellectual Property” shall mean patents, trademarks, service marks, registered designs, copyrights, database rights, design rights, confidential information (whether registered or unregistered), applications for any of the above, and any similar right recognised from time to time in any jurisdiction, together with all rights of action in relation to the infringement of any of the above

1.06.     “Know-How” shall mean unpatented technical information (including, without limitation, information relating to inventions, discoveries, concepts, methodologies, data, designs, formulae, ideas, models, research, development and testing procedures, the results of experiments, tests and trials, manufacturing processes, techniques and specifications whether contained or not in submissions to regulatory authorities, quality control data, analyses, reports and submissions) that is not in the public domain.

Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

1.07.     “FIX Know-How” shall mean the [**]

1.08.     “Net Sales” shall mean [**]

1.09.     “Patent Rights” shall mean the [**] the inventions described therein, and any divisional, continuation, or continuation-in-part and foreign counterparts of such patent application to the extent that the claims are directed to subject matter disclosed therein, as well as any U.S. or foreign patents issued thereon and any reissue or extension of such patents, all to the extent that such patents have not expired and have not been determined to be invalid or unenforceable by a decision of a court from which no appeal can be taken.

1.10.     “Sub-Licensee” shall mean any third party to whom commercial rights are granted by Licensee in relation to an AAV product for which Licensee holds the right to commercialize.

1.11.     “Transfer Documentation” shall mean all documentation and methods useful for making and testing AAV Product, which is further described in Exhibit I.

1.12.     “Valid Claim” shall mean a claim which has not been withdrawn, cancelled, abandoned, disclaimed or revoked or held unpatentable within (a) an issued/granted and unexpired patent or (b) a pending patent application which has not been pending for more than [**] years from the filing date of the earliest priority application for which the claim receives benefit.

Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

ARTICLE II - LICENSE GRANT

2.01.     St. Jude grants to Licensee:

(i)	a non-exclusive worldwide license to utilize Patent Rights to make, have made on Licensee’s behalf, use and sell FIX Product

(ii)	a non-exclusive license to utilize FIX Know-How to make, have made on Licensee’s behalf, use and sell AAV Product.

2.02.     Licensee shall have the right to sublicense the rights set forth in Section 2.01 to Sub-Licensees through multiple tiers, such sublicenses to be limited to the AAV Product(s) whose commercial rights are being granted to such Sub-Licensees by Licensee and the terms of such sublicences to be consistent with the terms of this Agreement.

2.03.     To facilitate the exercise of rights granted under Section 2.01, St. Jude shall deliver Transfer Documentation to Licensee or its designee through its GMP facility. Upon reasonable, advance request, St. Jude will make personnel from its GMP facility available from time to time to assist in the effective transfer and utilization of FIX Know-How and Patent Rights by Licensee or its designee, provided that Licensee reimburse St. Jude for the full cost of such assistance, including time and overhead for personnel providing assistance, such costs to be agreed in advance with Freeline.

2.04.     St. Jude retains the right to utilize Patent Rights and FIX Know-How itself and to offer additional licenses under Patent Rights and FIX Know-How.

ARTICLE III - NONFINANCIAL OBLIGATIONS AND WARRANTIES

3.01.     Licensee shall notify St. Jude of the first commercial sale of each AAV Product in writing within thirty (30) days of its occurrence.

3.02.     Licensee shall mark all FIX Products with appropriate information with respect to Patent Rights in accordance with the statutes of the United States relating to the marking of patented articles (see 35 U.S.C. §287(a)) if applicable. St. Jude shall inform Licensee of any U.S. patents granted under Patent Rights and the serial number of such patent(s) to assist Licensee in compliance with this marking requirement.

3.03.     St. Jude hereby warrants that:

3.03.1.	it does not own or control any other Intellectual Property or Know-How relevant to the method of manufacturing FIX Product developed by its GMP facility as of the Effective Date.

3.03.2.	it has the exclusive right, title and interest in and to the Patent Rights and the FIX Know-How, and that it has the full legal right and power to grant the rights and licenses in this Agreement.

ARTICLE IV – FEES AND ROYALTIES

4.01     Licensee agrees to pay to St. Jude an up-front license fee of forty thousand dollars ($40,000) U.S.; half of which (twenty thousand dollars $20,000) shall be for the license to Patent Rights due on the Effective Date and payable within thirty (30) days of receipt of invoice from St. Jude, and the other half which (twenty thousand dollars $20,000)

Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

shall be for the license to FIX Know-How due upon Licensee’s confirmation of complete transfer of the Transfer Documentation and payable within thirty (30) days of receipt of invoice from St. Jude. This license fee payment is nonrefundable and is not creditable against any other payments due to St. Jude under this Agreement.

4.02.     Licensee agrees to pay to St. Jude a non-refundable annual maintenance fee of five thousand dollars ($5,000) U.S. due by March 1 of each year beginning on March 1, 2020 and payable within thirty (30) days of receipt of invoice by Licensee. This annual fee payment may be reduced each year by the amount of any royalty payments made to St. Jude for prior calendar year sales of AAV Product pursuant to Section 4.03 below. For example, the annual payment due March 1, 2020 may be reduced by the amount of any royalty payments made to St. Jude for sales of AAV Product recorded for calendar year 2019.

4.03.     Licensee agrees to pay to St. Jude, on a semi-annual basis, the following royalties:

(i)

In exchange for the license to Patent Rights, a royalty of [**] of Net Sales of all FIX Products sold by Licensee, Affiliates or Sub-Licensees. The royalty shall be payable on a country-by-country and product-by-product basis following the first commercial sale of a FIX Product to expiry of the last to expire Valid Claim of Patent Rights; and

(ii)

In exchange for the license to FIX Know-How, a royalty of [**] of Net Sales of all AAV Products sold by Licensee, Affiliates or Sub-Licensees payable on a country-by-country and product-by-product basis for a period, which respect to each such AAV Product, of ten (10) years following the first commercial sale of the AAV Product.

For the avoidance of doubt, royalties are payable once only per unit of FIX Product or AAV Product (as applicable) sold.

4.04     For purposes of calculating the royalty due to St. Jude, Net Sales received in a foreign currency shall be converted into U.S. dollars using the arithmetic average of the daily exchange rate (e.g. GBP/USD) for the calendar half-year (i.e. final day of June or December) using an exchange rate quoted by the Bank of England.

4.05     Royalty Offset. At any time following the approval of a FIX Product by the FDA, St. Jude may submit a written request to Licensee for a reasonable quantity of such FIX Product for noncommercial use. Licensee may accept or deny any such request at its sole discretion. If Licensee accepts such a request and provides FIX Product to St. Jude or its designees, Licensee shall be entitled to reduce its royalty obligation set forth in Section 4.03 by an amount to be agreed upon by the Parties that is intended to approximate the cost incurred by Licensee in providing the FIX Product.

ARTICLE V - PAYMENT AND RECORDS

5.01.     Within sixty (60) days of June 30 and December 31 of each calendar year following the first commercial sale by Licensee of an AAV Product, Licensee shall provide St. Jude with a statement setting forth for each of the AAV Products sold by Licensee, Affiliates or Sub-Licensees (without duplication) during the preceding six-month period (from January 1 to June 30 or July 1 to December 31), on a country-by-country basis the Net Sales for each AAV Product for the six month period, a listing of applicable reductions and deductions on an aggregate basis, the total royalty owed for the six month period based on Net Sales of each AAV Product in U.S. dollars, together with exchange rates used for conversion of foreign proceeds, and any credits taken based on prior payment of an annual maintenance fee according to Article 4.02 or royalty offset

Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

according to Article 4.05 in the same calendar year. If no royalties are due to St. Jude for the period, the report shall so state. Concurrent with this report, Licensee shall remit to St. Jude any payment due for the applicable six month period.

5.02.     Licensee shall maintain, and shall cause its Affiliates and Sub-Licensees to maintain, usual books of account and records showing all sales of AAV Product and Net Sales attributable to such sales. Such books and records shall be open to inspection, audit and copying, during usual business hours, by an independent certified public accountant to whom Licensee has no reasonable objection, for two (2) years after the calendar year to which they pertain, for purposes of verifying the accuracy of the royalties paid by Licensee pursuant to this Agreement. Should it be determined by the audit that a discrepancy in the accuracy of royalties paid by Licensee has resulted in a greater than [**] loss of royalty income to St. Jude, Licensee agrees to reimburse St. Jude for its expenses related to performance of the audit, as well as for unpaid royalties to St. Jude, otherwise the costs of the audit shall be paid by St. Jude. Should it be determined by the audit that a discrepancy in the accuracy of royalties paid by Licensee has resulted in an overpayment of royalty income to St. Jude, St. Jude agrees to refund Licensee by the amount of the overpayment.

5.03.     All payments due to ST. JUDE under this AGREEMENT shall be forwarded to the following address:

St. Jude Children’s Research Hospital

P.O. Box [**]

Memphis, TN 38148-0516

ARTICLE VI - PATENTS

6.01.     St. Jude shall have sole responsibility for the drafting, filing, prosecution, and maintenance of all Patent Rights.

6.02.     Upon written request by Licensee, St. Jude will provide an annual report of the status of the Patent Rights in all territories in which the Patent Rights exist, and additionally shall promptly notify Licensee of the grant/issuance, withdrawal, lapse, expiry, invalidation or third-party challenge of the Patent Rights in any territory.

ARTICLE VII - CONFIDENTIAL INFORMATION

7.01.     The Receiving Party shall (i) maintain any Confidential Information disclosed by the other Party in strict confidence, except that the Receiving Party may disclose or permit the disclosure of any Confidential Information to its Affiliates, directors, officers, employees, consultants, Sub-Licensees (and potential Sub-Licensees) or investors or potential investors and advisors who are obligated to maintain the confidential nature of such Confidential Information and who need to know such Confidential Information for the purposes of this Agreement; (ii) use such Confidential Information solely for the purposes of exercising the rights granted under this Agreement; and (iii) allow its Affiliates, director, officers, employees, consultants, and advisors to reproduce the Confidential Information only to the extent necessary for the purposes of this Agreement, with all such reproductions being considered Confidential Information.

7.02.     The obligations of the Receiving party under Article 7.01 above shall not apply to the extent that the Receiving Party can demonstrate that certain Confidential Information (i) was in the public domain prior to the time of its disclosure under this Agreement; (ii) entered the public domain after the time of its disclosure under

Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

the Agreement through means other than an unauthorized disclosure resulting from an act or omission by the Receiving Party; (iii) was independently developed or discovered by the Receiving Party without use of the Confidential Information; (iv) is or was disclosed to the Receiving Party at any time, whether prior to or after the time of its disclosure under this Agreement, by a third party having no fiduciary relationship with the Disclosing Party and having no obligation to confidentiality with respect to such Confidential Information; or (v) is required to be disclosed to comply with applicable laws or regulations, or with a court or administrative order, provided that the Disclosing Party receives reasonable prior written notice of such disclosure.

ARTICLE VIII - TERM AND TERMINATION

8.01.     Unless terminated earlier,

8.01.1.

the payment obligations (fees) due under Article 4.02 for the licenses granted under this Agreement will expire upon the later of (i) the last to expire of Valid Claim of Patent Rights or (ii) the end of the period that is ten (10) years from the first commercial sale of the latest AAV Product, and

8.01.2.	the payment obligations (royalties) due under Article 4.03 for the licenses granted under this Agreement will expire as provided in Article 4.03 on a country-by-country and product-by-product basis and following the end of the applicable royalty term for each AAV Product or FIX Product the license to Factor IX Know-How shall be converted to an irrevocable worldwide non-exclusive royalty-free license.

8.02.     Licensee shall have the right to terminate this Agreement, for any reason, upon ninety (90) days prior written notice to St. Jude. Upon such early termination, a final report shall be submitted and any annual fees and/or royalty payments due to St. Jude shall become immediately payable.

8.03.     In the event that either party defaults at any time in the performance of any material covenant or condition contained herein, the other party shall have the right to notify the defaulting party of such default and that the notifying party intends to terminate this Agreement unless such default is corrected. Unless correction of such default shall be made within thirty (30) days from the receipt of notice ( or further period by agreement of the parties), the notifying party shall be entitled on thirty (30) days notice to the other in writing to terminate this Agreement.

8.04.     St. Jude may terminate this agreement immediately upon Licensee’s refusal to pay royalties or other fees owed under this Agreement which are due under Articles 4 and 5 and which are undisputed by Licensee.

8.05.     St. Jude may terminate this Agreement immediately if Licensee commits any act of bankruptcy, becomes insolvent, files a petition under any bankruptcy of insolvency act or has any such petition filed against it.

8.06.     Upon termination of this Agreement,

8.06.1.

Licensee shall have the right for [**] to dispose of all AAV Product then on hand, and to complete all orders for such AAV Product then on hand, and (save where Licensee terminates pursuant to Article 8.03) royalties shall be paid to St. Jude with respect to such AAV Product as though this Agreement had not terminated.

8.06.2.	Any existing Sub-Licensees as at the date of termination shall have the right to be granted a direct license by St. Jude on equivalent terms as this Agreement.

8.07.     Termination of this Agreement shall not terminate Licensee’s obligation to pay all royalties which shall have accrued hereunder.

Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

8.08.     Upon early termination of this Agreement for any reason, and subject to Licensee’s continuing rights under Article 8.06, Licensee shall cease to utilize Patent Rights and FIX Know-How and shall so certify to St. Jude in writing that Patent Rights are not being used for any purpose by Licensee.

8.09.     All representations, warranties, covenants and agreements made herein and which by their express terms or by implication are to be performed after the execution and/or termination hereof, or are prospective in nature, shall survive such execution and/or termination, as the case may be.

ARTICLE IX – INFRINGEMENT AND VALIDITY

9.01.     Licensee shall notify St. Jude of any third party activities which it believes may constitute infringement of Patent Rights or FIX Know-How and any available evidence thereof.

9.02.     St. Jude retains the right, but not the obligation, under its own control and solely at its own expense, to prosecute any third party infringement of the Patent Rights or FIX Know-How and to defend the Patent Rights in any declaratory judgment action brought by a third party which alleges invalidity, unenforceablility, or non-infringement of the Patent Rights.

ARTICLE X - NOTICES

10.01.     Any notice or report required or permitted under this Agreement shall be in writing and shall be sent by hand, recognized national overnight courier, confirmed facsimile transmission, confirmed electronic mail, or registered or certified mail, postage prepaid, return receipt requested to the following addresses:

St. Jude Children’s Research Hospital

332 North Lauderdale

Memphis, TN 38105

Attention: [**]

[**]

[**]

Freeline Therapeutics Limited

[**]

215 Euston Road

London, NW1 2BE UK

[**]

ARTICLE XI – RISK ALLOCATION

11.01     Licensee shall, with counsel reasonably acceptable to St. Jude, indemnify, hold harmless, and defend St. Jude, corporate affiliates of St. Jude (including ALSAC, Children’s GMP LLC and St. Jude’s Graduate School) and their respective Boards of Governors, trustees, officers, inventors, employees and agents (collectively, the “Indemnities”), against any and all claims, demands, suits, losses, damages, costs, fees, and expenses including attorney fees, or other costs arising from or incidental to a [**]

Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

[**] provided that Licensee shall not be responsible to St. Jude for St. Jude’s sole negligence or intentional wrongdoing.

11.02     Other than the warranties made under Section 3.03 above, ST. JUDE MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED.

11.03     In particular, and save as provided in Section 3.03, nothing in this Agreement shall be construed as:

(a)	A warranty or representation by St. Jude as to the validity or scope of any Patent Rights; or

(b)

A warranty or representation that anything made, used, sold, or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of any type, including patent infringement, copyright infringement, and trademark infringement; or

(c)	An obligation to bring or prosecute actions or suits against third parties for infringement; or

(d)	Conferring the right to use in advertising, publicity or otherwise the name of the inventors of Patent Rights or the St. Jude name or service mark; or

(e)	Granting by implication, estoppel, or otherwise, any licenses or other rights under any patent of St. Jude that is not covered under Patent Rights.

11.04     Licensee shall provide St. Jude with evidence of insurance coverage sufficient to cover any liability arising from Licensee’s indemnification obligations arising under Section 11.01, including but not limited to general comprehensive liability insurance covering each occurrence of bodily injury and property damage in an amount of not less than [**] per claim and [**] annual aggregate, and product liability coverage or other appropriate insurance coverage in the minimum amount of [**] per claim. All such insurance shall be primary and non-contributory. All such insurers shall have a minimum financial rating by A.M Best of A-.

11.05     Licensee shall have sole responsibility for the use and exploitation of the rights granted hereunder, and for any AAV Products manufactured using those rights, including compliance with all applicable safety laws and regulations.

11.06     Neither party shall be liable to the other party for any incidental or consequential damages of any kind arising as a result of breach or any warranty or other term of this Agreement, regardless of whether the party liable or allegedly liable was advised, had reason to know, or in fact knew of the possibility thereof.

ARTICLE XII - MISCELLANEOUS

12.01     The rights and obligations of the parties under this agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws provisions thereof. Any legal action arising from this Agreement shall be brought in New York, New York.

Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

12.02     If there is a disagreement between the parties on the interpretation of this Agreement or any aspect of its performance, senior representatives of the parties will, within 30 days of receipt of a request from either party to the other, meet in good faith at a mutually agreeable location to seek to resolve the dispute without recourse to legal proceedings. If such good faith discussions fail to resolve the dispute, then either party may commence legal proceedings.

12.03     All matters relating to publication of any data contained in the Transfer Information shall be determined in accordance with the relevant provisions of the JRO ATIMP cGMP Manufacture & Supply Agreement for AAV-MUTC-FlX between Licensee (formerly Newincco 1554), University College London and Children’s GMP, LLC effective 16th October 2015.

12.04     This Agreement may not be amended except by an instrument in writing signed by both parties. Any waiver of any rights or failure to act in a specific instance shall relate only to such instance and shall not be construed as an agreement to waive any rights or fail to act in any other instance, whether or not similar.

12.05     Neither St. Jude nor Licensee shall use the name, trademark, service mark, trade name or symbol of the other party or the name of a staff member, employee, student or any affiliated physician or faculty member of the other party, or any adaptation thereof, in any advertising, promotional, or sales literature without the prior written approval of the other party.

12.06     In the event that any provision of this Agreement shall be held invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other provision of this Agreement, and the parties shall negotiate in good faith to modify the Agreement to preserve (to the extent possible) their original intent.

12.07     This Agreement shall be binding on the parties hereto and upon their respective heirs, administrators, successors and assigns. This Agreement may not be assigned by Licensee except to a party acquiring substantially all of the assigning party’s business to which this Agreement related without the written consent of the other party.

12.08     This Agreement may be executed in separate counterparts, each of which so executed and delivered shall constitute an original, but all such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement through duly authorized representatives as of the Effective Date set forth above.

ST. JUDE CHILDREN’S RESEARCH HOSPITAL		LICENSEE (FREELINE THERAPEUTICS LIMITED)

By:	[**]	By:	[**]
	[**]	Name:	[**]
Title:	Director, Technology Licensing	Title:	Chief Executive Officer

Date:	04-April-2017	Date:	28 March 2017

Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

EXHIBIT I

TRANSFER DOCUMENTATION

[**]

Certain confidential information contained in this document, marked by [**], has been omitted because the information (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

EXHIBIT II

FIX KNOW-HOW

[**]